Golden Phoenix Minerals, Inc.
                           1675 East Prater Way, #102
                              Sparks, Nevada 89434
                                 (775) 853-4919

                                December 2, 2005

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

      Re: Registration Statement on Form SB-2 (File No. 333-129130) of Golden Phoenix Minerals, Inc.

Ladies and Gentlemen:

      Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the "Securities Act"), the undersigned registrant (the "Registrant") hereby applies for an Order granting the immediate withdrawal of its Registration Statement on Form SB-2, together with all exhibits thereto, File No. 333-129130 (collectively, the "Registration Statement"). The Registration Statement was originally filed with the U.S. Securities and Exchange Commission (the "Commission") on October 19, 2005. No securities have been sold pursuant to the Registration Statement and all activities in respect of the offering have been discontinued.

      The Registrant further requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use in accordance with Rule 457 of the Securities Act.

      Accordingly, the Registrant hereby respectfully requests that an Order granting the withdrawal of the Registration Statement be issued by the Commission as soon as reasonably possible.

      If you have any questions or comments regarding the foregoing application for withdrawal, please contact Mr. Clayton E. Parker, legal counsel to the Registrant, at 305-539-3300. Please provide a copy of the Order consenting to this withdrawal to Mr. Clayton E. Parker by facsimile at 305-358-7095. Thank you for your assistance.

                                                  GOLDEN PHOENIX MINERALS, INC.

                                                  By:    /s/ William L. Thomas
                                                         -----------------------
                                                  Name:  William L. Thomas
                                                  Title: Chief Financial Officer